Exhibit (a)(1)(K)
GLAXOSMITHKLINE FURTHER EXTENDS TENDER OFFER TO ACQUIRE
GENELABS TECHNOLOGIES, INC.
London, UK — 15 December, 2008 — GlaxoSmithKline plc [LSE/NYSE: GSK] announced today that it has extended its previously announced tender offer to purchase all of the outstanding shares of common stock of Genelabs Technologies, Inc. [Nasdaq: GNLB], for $1.30 in cash per share without interest and less any required withholding taxes, until 5:00 p.m., New York City time, on Monday, December 29, 2008, unless the tender offer is further extended. The tender offer was scheduled to expire at 12:00 midnight, New York City time, on Friday, December 12, 2008.
In addition, GSK eliminated the alternative for delivery of shares pursuant to notices of guaranteed delivery. Accordingly, the depositary for the tender offer will no longer accept any notices of guaranteed delivery with respect to the tender offer.
The depositary for the tender offer has advised GSK that as of 12:00 midnight, New York City time, on Friday, December 12, 2008, approximately 35,135,900 shares of Genelabs common stock had been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 79.1 percent of the outstanding shares of Genelabs common stock on a fully diluted basis. In addition, notices of guaranteed delivery with respect to approximately 1,428,400 shares had been received by the depositary for the tender offer, which together with the shares validly tendered pursuant to the tender offer and shares beneficially owned by GSK and its wholly-owned subsidiaries, would represent 82.5 percent of the outstanding shares of Genelabs common stock on a fully diluted basis.
The tender offer is conditioned upon, at the expiration of the offer, there having been validly tendered and not withdrawn that number of shares which, together with the number of shares, if any, then beneficially owned by GSK and its wholly-owned subsidiaries, constitutes at least 90 percent of the total number of the then-outstanding Genelabs shares on a fully diluted basis. The expiration date for the tender offer is being extended to allow time for additional shareholders to tender their shares to satisfy the 90 percent tender condition.
The tender offer was commenced on November 12, 2008 pursuant to a previously announced Agreement and Plan of Merger dated October 29, 2008 among Genelabs, Gemstone Acquisition Corporation and SmithKline Beecham Corporation.
All other terms and conditions of the tender offer remain the same. The terms and conditions of the tender offer are set forth in the Offer to Purchase dated November 12, 2008, and as subsequently amended.
Questions and requests for assistance may be directed to the Information Agent for the tender offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (toll free).
About GlaxoSmithKline plc
GlaxoSmithKline plc — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:

UK Media enquiries:	Philip Thomson	(020) 8047 5502

	Alice Hunt	(020) 8047 5502

	Gwenan White	(020) 8047 5502

	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839

	Mary Anne Rhyne	(919) 483 2839

	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564

	Sally Ferguson	(020) 8047 5543

	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419

	Jen Hill	(215) 751 7002
Important information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Genelabs. The solicitation and the tender offer to buy shares of Genelabs is only being made pursuant to the Offer to Purchase and related materials that GSK, SmithKline Beecham Corporation and Gemstone Acquisition Corporation filed with the Securities and Exchange Commission (SEC) on November 12, 2008 and as subsequently amended. Investors and security holders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Investors and security holders may obtain free copies of the materials filed with the SEC by GSK and Genelabs relating to the tender offer through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of these materials by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (toll free) or the Investor Relations departments of GSK or Genelabs.

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